Public Amend



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16002201

JG

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ANNUAL AUDITED REPORT FORM X-17A-5 /A PART III



SEC FILE NUMBER
8- ~~67019~~ 67540

JG

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2015 (MM/DD/YY) AND ENDING December 31, 2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TriPoint Global Equities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1450 Broadway, 26th Floor
(No. and Street)

New York	NY	10018
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tracie E. Doornbos (212) 380-1864 x718
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LBB & Associates Ltd., LLP
(Name – *if individual, state last, first, middle name*)

10260 Westheimer, Suites 310	Houston	TX	77042
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

aub

OATH OR AFFIRMATION

I, Micheal R. Boswell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TriPoint Global Equities, LLC, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

President

Title

Notary Public

DEBORAH BEYERS
NOTARY PUBLIC
MONTGOMERY COUNTY
MARYLAND
MY COMMISSION EXPIRES
11-09-2019

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

L·B·B

CPA
America Counts on CPAs℠

LBB & ASSOCIATES LTD., LLP • • • CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors
of Tripoint Global Equities, LLC
Gaithersburg, MD

We have audited the accompanying statement of financial condition of Tripoint Global Equities, LLC as of December 31, 2015, and the related statements of operations, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of Tripoint Global Equities, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tripoint Global Equities, LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and Computation for Determination of Reserve Requirements and Information Relating to Possession or Control of Securities Under Rule 15c3-3 of the Securities and Exchange Commission have been subjected to audit procedures performed in conjunction with the audit of Tripoint Global Equities, LLC's financial statements. The supplemental information is the responsibility of Tripoint Global Equities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

LBB & Associates Ltd., LLP

LBB & Associates Ltd., LLP
Houston, Texas
February 24, 2016

10260 WESTHEIMER ROAD, SUITE 310 • HOUSTON, TEXAS 77042 • TEL: (713) 800-4343 • FAX: (713) 456-2408

TRIPOINT GLOBAL EQUITIES, LLC
Statement of Financial Condition
December 31, 2015

ASSETS

Cash	$ 81,622
Accounts receivable, net	118,096
Securities owned, at fair value	347,594
Prepaid expenses and other current assets, net	144,120
Total current assets	691,432
Fixed assets, net	-
Total Assets	$ 691,432

LIABILITIES AND MEMBER'S EQUITY

Liabilities	
Accounts payable and accrued liabilities	$ 73,289
Total current liabilities	73,289
Total liabilities	73,289
Commitments and contingencies	
Member's equity	618,143
Total liabilities and member's equity	$ 691,432

The accompanying notes are an integral part of the financial statements

TRIPOINT GLOBAL EQUITIES, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2015

Note A – Organization and Nature of Business

Tripoint Global Equities, LLC (the "Company"), a Maryland limited liability company organized in November 2006, is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of FINRA. The Company conducts business by providing corporate finance consulting that may from time to time include consultation regarding mergers and/or acquisitions. The Company received its FINRA approval for membership on May 21, 2007. The Company's sole member is TPF Holdings, LLC. The Company is exempt from Rule 15c3-3 of the SEC under paragraph (k)(2)(ii) of that rule.

Note B – Summary of Significant Accounting Policies

Statement Presentation

The Statement of Financial Condition is presented in accordance with industry standards.

Revenue and Expense Recognition

Revenue associated with transaction commissions and private placement fees are recognized when the transaction closes and collection is reasonably assured, effectively when cash or financial instruments are received. Expenses are recognized as they are incurred.

Cash and Cash Equivalents

The Company considers its investments in financial instruments with original maturities of less than 90 days when issued to be cash equivalents. From time to time, the Company's bank deposits exceed the federally insured limits. No losses have been incurred by the Company relating to these deposits.

Securities

Investments in equity securities and securities warrants are stated at market value and transactions are recorded on the trade date. Changes in market value are recognized in the Company's statement of operations as mark to market adjustments.

Fair Value Measurements of Financial Instruments

The Company's financial instruments consist of cash and cash equivalents, as well as securities and securities warrants. The carrying amount of these financial instruments approximate fair value either due to length of maturity or interest rates that approximate prevailing market rates, unless otherwise disclosed in these financial statements.

TRIPOINT GLOBAL EQUITIES, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2015

Note B – Summary of Significant Accounting Policies (Continued)

Fair Value Measurements of Financial Instruments (continued)

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The Company uses Level 1 inputs to measure the fair value of its investments in active market securities. The Company uses Level 2 inputs to measure the fair value of its investments in its warrant and option securities using quoted prices for similar securities.

The following table details the fair value measurements within the three levels of hierarchy of the Company's financial instruments:

	Fair Value at December 31, 2015			
	Total	**Level 1**	**Level 2**	**Level 3**
Common Stocks	$ 300,755	$ 300,755	$ -	$ -
Warrants	46,839	-	46,839	-
Total Securities	$ 347,594	$ 300,755	$ 46,839	$ -

Fixed Assets

Fixed assets are carried at cost. Depreciation is computed using the straight-line method over estimated useful lives of three to five years.

Note B – Summary of Significant Accounting Policies (Continued)

Income Taxes

No provision for income taxes has been reflected in the accompanying financial statements since a limited liability company is not responsible for payment of Federal, state or local income taxes. All revenues and expenses retain their character and pass through directly to the Company's sole member.

The Company is subject to a 4.0% New York City unincorporated business tax ("UBT") attributable to its revenues apportioned to New York City. The revenues subject to UBT are from commissions and fees resulting from customers and clients located in New York City were not material.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events

The Company has reviewed for subsequent events through February 24, 2016, the date these financial statements were available to be issued.

Recently Issued Pronouncements

The Company does not expect recently issued but not yet adopted accounting pronouncements will have a material impact on the Company's financial statements at the time of adoption.

Note C – Marketable Securities

The Company has classified its investments in equity securities and warrant securities as securities owned, which are reported at fair value and defined as the last closing price for the listed securities. The changes in market value are recognized in the Company's statement of operations as mark to market adjustments. Included in these investments, are marketable securities that consist of publicly-traded equity securities that are available for sale. As of December 31, 2015, the Company had allowable marketable securities totaling approximately $274,204 and consisting of common stock in publicly traded companies. In addition, the Company had non-allowable marketable securities of $73,390, consisting of common stock and common stock warrant securities.

Note D – Net Capital Requirement

The Company is subject to the Net Capital Rule (Rule 15c3-1) of the Securities and Exchange Commission, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2015, the Company had net capital of $224,076, $174,076 in excess of its minimum required capital of $50,000. The Company's net capital ratio was 0.33 to 1.

Note E – Related Party Transactions

The Company shares office space with Tripoint Capital Advisors, LLC, an entity owned by our sole member's shareholders, for which it is charged monthly. For the year ended December 31, 2015, rental expenses amounted to $189,041.

Note F - Concentrations

During 2015, the Company earned revenues from two customers totaling approximately $1,080,000 and $1,079,000 individually, representing approximately 27% and 27%, respectively, of the Company's gross revenue before its mark to market adjustment.

Note G – Commitments, Contingencies and Guarantees

In the opinion of management, there are no known commitments, contingencies or guarantees that are expected to have a material adverse effect on the Company's financial position, results of operations or cash flows.